UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Five9, Inc.

File No. 333-194258 - CF#30591

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Five9, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 3, 2014.

Based on representations by Five9, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through April 18, 2015
Exhibit 10.23	through November 30, 2017
Exhibit 10.24	through November 30, 2017
Exhibit 10.25	through May 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary